SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of June 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated June 25, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

PRESS RELEASE                                         FOR IMMEDIATE PUBLICATION


     CGI confirms date for release of its third quarter fiscal 2002 results

Montreal, Quebec, June 25, 2002 - CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) today confirmed that it will hold its third quarter conference call on Tuesday, July 23, 2002 at 10:00 am (EDT). During the call, Serge Godin, chairman & chief executive officer, Andre Imbeau, executive vice-president & CFO, and Paule Dore, executive vice-president & chief corporate officer will discuss CGI's financial results for the third quarter ended June 30, 2002. The financial results will be released before market open on the same day, July 23.

Participants may listen to the call by dialing (888) 942-8173 or through the Internet at www.cgi.com. Supporting slides for the call will also be available at www.cgi.com.

For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.com.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,700 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion) and its order backlog currently totals CDN$10.7 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients in countries such as the United States, Canada, the United Kingdom and France from more than 60 offices. CGI's shares are listed on the NYSE (GIB) and the TSX (GIB.A). They are included in the S&P/TSX Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com.

                                      -30-
For more information:

CGI, Investor Relations
Julie Creed                                    Ronald White
Vice President, Investor Relations             Director, Investor Relations
(312) 201-4803                                 (514) 841-3230

CGI, Media Relations
Eileen Murphy
Director, Media Relations
(514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CGI GROUP INC.
                                              (Registrant)


Date:    June 25, 2002                    By /s/ Paule Dore
                                            Name:   Paule Dore
                                            Title:  Executive Vice President
                                                    and Chief Corporate Officer
                                                    and Secretary